Exhibit 99.1

Advanced Instruction to Sell Common Stock

To:	Deutsche Bank Securities Inc. (“DBSI”), acting in its individual capacity and/or as agent for Deutsche Bank AG, London branch (“DBAG”)

Dated:	December 10, 2002

Account Number:	231-73351

I am a holder of shares, or options to acquire shares, of the common stock of Quest Software, Inc. (the “Company”). I would like to sell Company shares in order to diversify my portfolio pursuant to this instruction (the “Instruction”). I also wish to take advantage of SEC Rule 10b5-1, which provides for an affirmative defense from insider trading liability for purchases and sales effected pursuant to a contract, instruction or plan entered into when a person is not aware of any material nonpublic information. I am giving this Instruction in good faith and not as part of a plan or scheme to avoid the prohibitions of Rule 10b5-1. I have confirmed with my own legal advisors and with Corporate Counsel of the Company that I am eligible to sell under the safe harbor provisions, understand my ongoing obligations under such provisions, and am not relying upon any advice of DBSI or its affiliates with regard thereto. While this Instruction is in effect, I agree not to enter into or alter any corresponding or hedging transaction or position with respect to the securities covered by this Instruction and agree not to alter or deviate from, or attempt to exercise any influence over how, when or whether transactions are executed pursuant to, the terms of this Instruction.

I hereby instruct DBSI to sell for my account up to 4,000,000 shares of Company stock in the days in which the primary market for the Company’s stock is open in accordance with the conditions set out below. This Instruction shall be valid and binding for the period from January 1, 2003 to December 31, 2003, inclusive, and may not be revoked unless in writing, which revocation shall be effective 3 business days after it is received by DBSI or DBAG, as appropriate, pursuant to the contact information listed below.

I wish to sell shares using one or more Variable Delivery Forward contracts (the “VDF”s). In connection therewith, I have executed a Forward Purchase Contract, and the associated Pledge and Security Annex and Account Control Agreement (the “VDF Contracts”) with DBAG. This letter constitutes an offer by me to DBAG to enter into one or more VDFs upon the terms listed in the VDF Contracts and the following terms:

1.	The Shares shall be sold in 4 quarterly periods, whereby a maximum of 1,000,000 shares per period can be sold.

2.	For the period from January 1, 2003 to March 31, 2003, inclusive:

(a) If the Company stock price is between $5.00 and $9.99, then sell a maximum of 50,000 shares.

(b) If the Company stock price is between $10.00 and $12.49, then sell a maximum of 200,000 shares plus any unsold shares from 2(a).

(c) If the Company stock price is between $12.50 and $19.99, then sell a maximum of 250,000 shares plus any unsold shares from 2(a) and 2(b).

(d) If the Company stock price is $20.00 or greater, then sell a maximum of 500,000 shares plus any unsold shares from 2(a), 2(b) and 2(c).

3.	For the period from April 1, 2003 to June 30, 2003, inclusive:

(a) If the Company stock price is between $5.00 and $9.99, then sell a maximum of 50,000 shares.

(b) If the Company stock price is between $10.00 and $12.49, then sell a maximum of 200,000 shares plus any unsold shares from 3(a).

(c) If the Company stock price is between $12.50 and $19.99, then sell a maximum of 250,000 shares plus any unsold shares from 3(a) and 3(b).

(d) If the Company stock price is $20.00 or greater, then sell a maximum of 500,000 shares plus any unsold shares from 3(a), 3(b) and 3(c).

4.	For the period from July 1, 2003 to September 30, 2003, inclusive:

(a) If the Company stock price is between $5.00 and $9.99, then sell a maximum of 50,000 shares.

(b) If the Company stock price is between $10.00 and $12.49, then sell a maximum of 200,000 shares plus any unsold shares from 4(a).

(c) If the Company stock price is between $12.50 and $19.99, then sell a maximum of 250,000 shares plus any unsold shares from 4(a) and 4(b).

(d) If the Company stock price is $20.00 or greater, then sell a maximum of 500,000 shares plus any unsold shares from 4(a), 4(b) and 4(c).

5.	For the period from October 1, 2003 to December 31, 2003, inclusive:

(a) If the Company stock price is between $5.00 and $9.99, then sell a maximum of 50,000 shares.

(b) If the Company stock price is between $10.00 and $12.49, then sell a maximum of 200,000 shares plus any unsold shares from 5(a).

(c) If the Company stock price is between $12.50 and $19.99, then sell a maximum of 250,000 shares plus any unsold shares from 5(a) and 5(b).

(d) If the Company stock price is $20.00 or greater, then sell a maximum of 500,000 shares plus any unsold shares from 5(a), 5(b) and 5(c).

6.	The Floor Level of each VDF shall be equal to 100%.

7.	The Threshold Level of each VDF shall equal 120%.

8.	The Valuation Date of each VDF shall be 2 years from the Trade Date.

9.	The Purchase Price or advance rate of each VDF shall not be less than 89.1%.

10.	Notwithstanding the terms contained herein, DBAG shall have sole discretion as to the number of VDFs executed, the Trade Date of each VDF, and the number of shares allocated to each VDF.

Any and all representations in the VDF Contracts and the VDF confirmation are incorporated herein and made as of the date hereof, and such representations shall be deemed repeated each day that this Instruction is in effect. This offer shall be deemed accepted once the conditions above have been met and at such time I shall be responsible for performance under the VDF Contracts and the VDF confirmation corresponding to such trade (which confirmation I agree to execute and return promptly). DBAG may accept this offer in whole or in part.

You are authorized to make deliveries of securities and payment of moneys in accordance with your normal practice. All shares to be sold shall have been previously deposited into my account, and you shall not be required to follow this Instruction if shares are not present in my account (or acceptable arrangements to deliver option shares have not been made) prior to the dates on which sales shall occur. The share amount listed above shall be increased or decreased to reflect stock splits or any other event with dilutive or concentrative effects should they occur. I understand that I shall be responsible to arrange for any filings that may be required under applicable law (e.g., Form 144, Schedule 13D, and Forms 4 and 5), and that I may be subject to the short swing profit rules contained in Section 16 of the Securities Exchange Act of 1934. In this connection, I understand that upon my request, you will assist me in making advance arrangements regarding the filing of Forms 144. Lastly, I hereby authorize you to notify Corporate Counsel of the Company of the execution of any VDF no later than the third business day after the Trade Date. This authorization does not otherwise relieve me of any responsibilities hereunder or under any applicable law.

All sales shall be effected in your normal fashion in accordance with Rule 144 and with your terms and conditions for my account and risk. You may act as principal in any transaction hereunder. I hereby ratify and confirm any and all transactions with you in accordance with this Instruction. I also agree to indemnify and hold DBSI and its affiliates harmless from and to pay DBSI and its affiliates promptly on demand any and all losses arising from its reasonable interpretation and performance of this Instruction. DBSI and its affiliates shall not be liable for the taking of any action or the omission to take any action hereunder except for actions or omissions that are a result of bad faith and gross negligence.

I am not presently aware of any material nonpublic information regarding the Company or its common stock, and covenant that I will not discuss or otherwise disclose material nonpublic information to my investment representative or any other of your personnel responsible for carrying out this Instruction. I certify that this Instruction does not violate or conflict with any law, regulation, employment plan, policy, contract, judgment, order, decree or undertaking applicable to me or to which I am a party, and agree to notify you if this representation is no longer accurate.

This Instruction shall be governed by the laws of New York. This Instruction shall not be effective until DBSI or DBAG, as appropriate, confirms its acceptance in writing by signing below. DBSI or DBAG may decline to act hereunder in their sole discretion upon reasonable notice.

/s/ DAVID DOYLE

David Doyle

Accepted (for Doyle VDF)

Deutsche Bank AG London

c/o Deutsche Bank Securities Inc.

Attn: Paul Somma

31 W. 52nd St.

NY, NY 10019

Fax #: 415-617-3385

/s/ PAUL SOMMA

By: Paul Somma